ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062



File No. 82-5139
January 6, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 21, 2005 entitled "Notice of Partial Revision to Attached Materials of Interim Results of Operation (Consolidated) for the Fiscal Year Ending March 2006"; and

2. Press release dated December 21, 2005 entitled "Notice of Partial Revisions to Non-consolidated 1st Quarter and Interim Financial Statements for the Fiscal Year Ending March 2006".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

<Translation>





URL : http://www.cybird.co.jp/english/investor/

News Release

December 21, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Partial Revision to Attached Materials of Interim Results of Operation (Consolidated) for the Fiscal Year Ending March 2006

Tokyo, Japan, December 21, 2005 — CYBIRD Co., Ltd. announced a partial revision of the attached materials of the interim results of operation (consolidated) for the fiscal year ending March 2006. The interim results of operation were announced on November 24, 2005. Details are as follows.

1. Details of Revisions

Interim Results of Operation (Consolidated) for the Fiscal Year Ending March 2006

Attached Materials, pages 15 and 32

4. Consolidated Financial Statements (Interim), 4-1, Consolidated Balance Sheet (Interim), Property and Equipment (Intangible Fixed Assets) and ;

5. Consolidated Financial Statements (Quarter), 5-1, Consolidated Balance Sheet (Quarter), Property and Equipment (Intangible Fixed Assets)

The revised items are underlined.

(Unit: thousands of yen (rounded down))

Before Revision		After Revision	
(Intangible fixed assets)	Amount	(Intangible fixed assets)	Amount
Software	686,242	Software	686,242
Conso. adjustment accounts	4,432,581	Conso. adjustment accounts	74,007
Identifiable intangible assets	2,092,760	Goodwill	6,451,333
Others	140,538	Others	140,538
Total intangible assets	7,352,122	Total intangible assets	7,352,122

2. Reason for Revision

Effective June 30, 2005, CYBIRD acquired shares of North American content provider Airborne Entertainment Inc. through CYBIRD's U.S. local subsidiary CYB INVESTMENT INC., converting Airborne Entertainment into a subsidiary. In the consolidated balance sheets for the interim and quarter announced on November 24, 2005, of the amount indicated as the difference in investment caused by that acquisition, the trade mark rights, patent rights, and other rights of Airborne Entertainment were recorded as "Identifiable Intangible Assets." Other amounts were booked in the "Consolidation Adjustment Account" in accordance with Japanese practices. As a result of a later discussion with the independent auditor, the amounts in the "Identifiable Intangible Assets" and the "Consolidation Adjustment Account" were combined in accordance with U.S. financial accounting standard 142, and disclosed as "Goodwill."

It should be noted that this revision represents a change in allocation within the intangible fixed asset category, and does not affect the total amount.

(End of document)




URL : http://www.cybird.co.jp/english/investor/

News Release

December 21, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Partial Revisions to Non-consolidated 1st Quarter and Interim Financial Statements for the Fiscal Year Ending March 2006

Tokyo, Japan, December 21, 2005 --- CYBIRD Co., Ltd. announced partial revisions of the Results of Operation for the 1st quarter (announced on August 9, 2005) and the Results of Operation for the interim period (announced on November 24, 2005) of the fiscal year ending March 2006. Details are as follows.

1. Revised Sections

A. Results of Operation for the 1st quarter of the fiscal year ending March 2006.

Attached Materials

8. Non-consolidated Financial Statements, 8-1 Non-Consolidated Balance Sheet (Quarter), Attached Materials pages 29 and 30.

B. Results of Operation for the interim period of the fiscal year ending March 2006.

Summary of Interim Non-consolidated Financial Statements for the Fiscal Year Ending March 2006

1. (3) Financial Condition — Cover

Attached Materials

1. Interim Financial Statements, 1-1 Balance Sheet (Interim), — Attached Materials pages 1 and 2
   Notes to Non-consolidated Statements (Notes for securities), — Attached Materials page 7
2. Quarterly Non-consolidated Financial Statements, 2-1 Balance Sheet (Quarter), — Attached Materials pages 9 and 10

3. Reason for Revision

During the 1st quarter, CYBIRD acquired shares of its e-commerce business partner JIMOS CO., LTD., in stages, resulting in JIMOS becoming an affiliate accounted for by the equity method. From the point where JIMOS became an affiliate, these shares were reclassified from "Other Securities" to "Shares of Affiliates." As a result, affected sections in the accounting materials for the 1st quarter and the interim period, where such shares should be valued at the current cost on the relevant date, not at the acquisition cost, are being corrected accordingly in this round of revisions.

It should be noted that these revisions of both 1st quarter and interim period financial materials are only regarding non-consolidated financial conditions, and do not affect the income statement.

4. Details of Revisions

The revised items are underlined.

Results of Operation for the 1st quarter of the fiscal year ending March 2006

Attached Materials, 8. Non-consolidated Financial Statements

8-1 Non-Consolidated Balance Sheet (Quarter) (Unit: thousands of yen (rounded down))

Before Revision			After Revision		
Item	Amount	Composition (%)	Item	Amount	Composition (%)
Assets			**Assets**		
Property and equipment:			**Property and equipment:**		
Investments and other assets:			Investments and other assets:		
Investment securities	4,282,731		Investment securities	**4,689,746**	
Deposit with landlord	346,548		Deposit with landlord	346,548	
Long-term loan	4,419,078		Long-term loan	4,419,078	
Others	269,100		Others	**102,224**	
Allowance for doubtful accounts	(3,202)		Allowance for doubtful accounts	(3,202)	
Total investments and other assets	9,314,256	66.6	Total investments and other assets	**9,554,395**	**67.2**
Total property and equipment	10,021,550	71.7	Total property and equipment	**10,261,689**	**72.1**
Total	13,983,009	100.0	Total	**14,223,148**	100.0

Before Revision			After Revision		
Shareholders' Equity:			**Shareholders' Equity:**		
I Common Stock	5,396,191	38.6	**I Common Stock**	5,396,191	**38.0**
II Additional paid-in capital	5,452,886	39.0	**II Additional paid-in capital**	5,452,886	**38.3**
III Retained earnings	1,666,258	11.9	**III Retained earnings**	1,666,258	**11.7**
			IV Unrealized gain on securities	**240,138**	**1.7**
Total shareholders' equity	12,515,336	89.5	Total shareholders' equity	**12,755,474**	**89.7**
Total	13,983,009	100.0	Total	**14,223,148**	100.0

Summary of Interim Non-consolidated Financial Statements for the Fiscal Year Ending March 2006

1.Results of Operation, Interim Period FY ending March 31, 2006 (From April 1, 2005 to September 30, 2005)

(3) Financial Condition (Amounts less than one million yen have been rounded down)

Before Revision				
	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per Share
	millions of yen	millions of yen	%	yen
September 30, 2005	14,642	12,732	87.0	55,249.85

After Revision				
	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per Share
	millions of yen	millions of yen	%	yen
September 30, 2005	**14,882**	**12,973**	**87.2**	**56,291.85**

Attached Materials

1. Interim Financial Statements, 1-1 Balance Sheet (Interim) and 2. Quarterly Non-consolidated Financial Statements, 2-1 Balance Sheet (Quarter)

(Unit: thousands of yen (rounded down))

Before Revision			After Revision		
Item	Amount	Composition (%)	Item	Amount	Composition (%)
Assets			**Assets**		
Property and equipment:			**Property and equipment:**		
Investments and other assets:			Investments and other assets:		
Investment securities	3,947,670		Investment securities	**4,354,684**	
Long-term loan	4,634,277		Long-term loan	4,634,277	
Deposit with landlord	397,969		Deposit with landlord	397,969	
Others	324,861		Others	**157,985**	
Allowance for doubtful accounts	(3,202)		Allowance for doubtful accounts	(3,202)	
Total investments and other assets	9,301,576	63.5	Total investments and other assets	**9,541,715**	**64.1**
Total property and equipment	9,976,661	68.1	Total property and equipment	**10,216,800**	**68.6**
Total	14,642,527	100.0	Total	**14,882,665**	100.0

Before Revision			After Revision		
Shareholders' Equity:			**Shareholders' Equity:**		
I Common Stock	5,426,925	37.1	**I Common Stock**	5,426,925	**36.5**
II Additional paid-in capital			**II Additional paid-in capital**		
Earned reserve	3,059,604		Earned reserve	3,059,604	
Other additional paid-in capital	2,424,016		Other additional paid-in capital	2,424,016	
Total additional paid-in capital	5,483,621	37.5	Total additional paid-in capital	5,483,621	**36.9**
III Retained earnings			**III Retained earnings**		
Unappropriated retained earnings for interim	1,822,389		Unappropriated retained earnings for interim	1,822,389	
Total retained earnings	1,822,389	12.4	Total retained earnings	1,822,389	**12.2**
IV Unrealized gain on securities	-	-	**IV Unrealized gain on securities**	**240,138**	**1.6**
Total shareholders' equity	12,732,936	87.0	Total shareholders' equity	**12,973,075**	**87.2**
Total	14,642,527	100.0	Total	**14,882,665**	100.0

(Notes)

Notes for Securities

Interim Period (From April 1, 2005 to September 30, 2005)

Stock of subsidiaries and affiliates with market quotations (Unit: Thousand of yen, Round down)

Before Revision			
Classification	Interim Balance Sheet Book Value	Market Value	Difference
2. Affiliates	3,121,570	3,813,348	691,777

(Unit: Thousand of yen, Round down)

After Revision			
Classification	Interim Balance Sheet Book Value	Market Value	Difference
2. Affiliates	**3,528,585**	3,813,348	**284,763**

(End of Document)